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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                           HEIN-WERNER CORPORATION
                               (NAME OF ISSUER)
                               ----------------
                                 423002 10 4
                   COMMON STOCK, $1.00 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ----------------
                              SUSAN F. MARRINAN
                VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             SNAP-ON INCORPORATED
                               2801 80TH STREET
                        KENOSHA, WISCONSIN  53141-1410
                                (414) 656-5200
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                           WILLIAM R. KUNKEL, ESQ.
               SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                            333 WEST WACKER DRIVE
                           CHICAGO, ILLINOIS  60606
                                (312) 407-0700

                                APRIL 27, 1998

      (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

_____________

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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

----------------------                                         -----------------
CUSIP No.  423002 10 4                  13D                    Page 2 of 7 Pages
----------------------                                         -----------------

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   1      NAMES OF REPORTING PERSONS: SNAP-ON INCORPORATED
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 39-0622040

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  [ ]     (b)  [ ]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
                BK

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF DELAWARE

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                        7    SOLE VOTING POWER
                                  NONE
                        --------------------------------------------------------
        NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY                NONE
        OWNED BY        --------------------------------------------------------
          EACH
        REPORTING       9    SOLE DISPOSITIVE POWER
         PERSON                   NONE
          WITH          --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                  NONE

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                NONE.  SEE ITEM 5

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES []


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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                0% SEE ITEM 5

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   14     TYPE OF REPORTING PERSON
                HC AND CO

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


----------------------                                         -----------------
CUSIP No.  423002 10 4                  13D                    Page 3 of 7 Pages
----------------------                                         -----------------

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   1      NAMES OF REPORTING PERSONS: SNAP-ON PACE COMPANY
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 39-1928875

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                (a)  [ ]     (b)  [ ]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS
                AF

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                STATE OF WISCONSIN

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                        7    SOLE VOTING POWER
                                  NONE
                        --------------------------------------------------------
        NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY                NONE
        OWNED BY        --------------------------------------------------------
          EACH
        REPORTING       9    SOLE DISPOSITIVE POWER
         PERSON                   NONE
          WITH          --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                                  NONE

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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                NONE.  SEE ITEM 5

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES []


--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                0% SEE ITEM 5

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   14     TYPE OF REPORTING PERSON
                CO

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


Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, par value $1.00 per share (the "Common Stock"), including the associated common share purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), of Hein-Werner Corporation, a Wisconsin corporation (the "Company"). The address of the Company's principal executive offices is 2120 Pewaukee Road, Waukesha, Wisconsin 53188.

     The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 2.  Identity and Background.

     (a) - (c), (f) This Statement is being filed by Snap-on Incorporated, a Delaware corporation ("Parent"), and Snap-on Pace Company, a Wisconsin corporation ("Purchaser") and an indirect wholly-owned subsidiary of Parent. The information set forth in the "INTRODUCTION" and "Section 9 -- Certain Information Concerning Parent and Purchaser" of Purchaser's Offer to Purchase dated May 4, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (2)(a), is incorporated herein by reference. Unless otherwise defined herein, all capitalized terms used in this Statement shall have the meanings attributed to them in the Offer to Purchase. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and are incorporated herein by reference.

     (d) - (e) During the past five years, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in
Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The information set forth in "Section 10 -- Source and Amount of Funds" and "Section 12 -- Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 4.  Purpose of the Transaction.

     (a) - (g), (j) The information set forth in the "INTRODUCTION," "Section 11 -- Background of the Offer; the Merger Agreement and Certain Other Agreements" and "Section 12 -- Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (h) - (i), (j) The information set forth in "Section 7 -- Effect of the Offer on the Market for the Shares; Exchange Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

     Except as set forth in this Item 4, neither Parent nor Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) On April 27, 1998, Parent and Purchaser entered into a Stock Option Agreement (the "Stock Option Agreement") with the Company, pursuant to which the Company granted to Purchaser an irrevocable option to purchase that number of shares of Common Stock (the "Option Shares") that when added to the number of Shares owned by Purchaser and its affiliates immediately following the consummation of the Offer, shall constitute 90% of the Shares then outstanding on a fully diluted basis. The Stock Option Agreement is described more fully in Section 11 of the Offer to Purchase. The information set forth in "Introduction," "Section 9 -- Certain Information Concerning Parent and the Purchaser," "Section 11 -- Background of the Offer; the Merger Agreement and Certain Other Agreements" and "Section 12 -- Purpose of the Offer and the Merger; Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

     (b) Except as set forth above in paragraph (a) of this Item 5 with respect to the various agreements among Parent, Purchaser and the Company regarding the Option Shares, neither Parent or Purchaser nor, to the best of their knowledge, any person listed in Schedule I to the Offer to Purchase, which is incorporated by reference herein, presently has sole or shared power to vote, direct the vote, dispose or direct the disposition of any Shares that may be deemed beneficially owned by Parent or Purchaser.

     (c) Except as set forth in this Item 5, neither Parent nor Purchaser has effected any transactions in the Shares during the past 60 days.

     (d) - (e)  Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     The information set forth in the "INTRODUCTION," "Section 9 -- Certain Information Concerning Parent and the Purchaser," "Section 10 -- Source and Amount of Funds," "Section 11 -- Background of the Offer; the Merger Agreement and Certain Other Agreements," "Section 12 -- Purpose of the Offer and the Merger; Plans for the Company; Other Matters" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

     The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

     (1)(a) Letter Agreement Establishing Line of Credit, dated as of November 15, 1994, by and between Parent and Firstar Bank Milwaukee, N.A. (including the Form of Line of Credit Note).

     (1)(b) Amendment to line of Credit Agreement and Note, dated as of September 21, 1995 by and between Parent and Firstar Bank Milwaukee, N.A.

     (1)(c) Second Amendment to Line of Credit Agreement and Note, dated as of March 12, 1997 by and between Parent and Firstar Bank Milwaukee, N.A.

     (1)(d) Third Amendment to Line of Credit Agreement and Note, dated as of April 14, 1995 by and between Parent and Firstar Bank Milwaukee, N.A.

     (1)(e) Letter Agreement Establishing Unsecured Line of Credit, dated as of April 30, 1998, by and between Parent and First National Bank of Chicago (including the Master Note, dated as of April 30, 1998, by and between Parent and First National Bank of Chicago).

     (2)(a) Offer to Purchase dated May 4, 1998.

     (2)(b) Agreement and Plan of Merger, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company.

     (3)(a) Stock Option Agreement, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company.

     (3)(c) Joint Filing Agreement, dated as of May 4, 1998 by and between Parent and Purchaser.

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 1998

                                            SNAP-ON PACE COMPANY

                                            By: /s/ SUSAN F. MARRINAN
                                               --------------------------
                                            Name:  Susan F. Marrinan
                                            Title: Vice President



                                            SNAP-ON INCORPORATED

                                            By: /s/ DONALD S. HUML
                                               --------------------------
                                            Name:  Donald S. Huml
                                            Title: Senior Vice President

                                EXHIBIT INDEX


Exhibit
Number    Exhibit
-------   -------

(1)(a) Letter Agreement Establishing Line of Credit, dated as of November 15, 1994, by and between Parent and Firstar Bank Milwaukee, N.A. (including the Form of Line of Credit Note).

(1)(b) Amendment to line of Credit Agreement and Note, dated as of September 21, 1995 by and between Parent and Firstar Bank Milwaukee, N.A.

(1)(c) Second Amendment to Line of Credit Agreement and Note, dated as of March 12, 1997 by and between Parent and Firstar Bank Milwaukee, N.A.

(1)(d) Third Amendment to Line of Credit Agreement and Note, dated as of April 14, 1995 by and between Parent and Firstar Bank Milwaukee, N.A.

(1)(e) Letter Agreement Establishing Unsecured Line of Credit, dated as of April 30, 1998, by and between Parent and First National Bank of Chicago (including the Master Note, dated as of April 30, 1998, by and between Parent and First National Bank of Chicago).

(2)(a)    Offer to Purchase dated May 4, 1998.

(2)(b) Agreement and Plan of Merger, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company.

(3)(a) Stock Option Agreement, dated as of April 27, 1998, by and among Parent, the Purchaser and the Company.

(3)(b) Joint Filing Agreement, dated as of May 4, 1998 by and between Parent and Purchaser.